                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2003


                            AETERNA LABORATORIES INC.
                -------------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                 Form 20-F        Form 40-F  X
                                                           -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                                        Yes       No   X
                                                            -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___




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                                 DOCUMENTS INDEX
                                 ---------------


Documents Description
---------------------

---------   -------------------------------------------------------------------- ---------
1.          Press Release of February 27, 2003: AEterna's Subsidiary, Zentaris,
            to start distribution of Impavido(R) in India


---------   -------------------------------------------------------------------- ---------


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                                     [LOGO]


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                    AETERNA'S SUBSIDIARY, ZENTARIS, TO START
                      DISTRIBUTION OF IMPAVIDO(R) IN INDIA


   The first oral drug against visceral leishmaniasis is now available in the
                Indian market. More countries will follow soon.



NEW YORK CITY, U.S., FEBRUARY 27, 2003 - AEterna Laboratories Inc. (TSX: AEL,
NASDAQ: AELA) announced today at the BIO CEO & Investor Conference that its wholly-owned company, Zentaris AG, has signed an exclusive distribution and marketing agreement with German Remedies Limited for the marketing of Impavido(R) (Miltefosine) in India and Bangladesh. It is the beginning of global marketing of Miltefosine which will be available, as early as possible, in all countries burdened with leishmaniasis disease. The contract foresees that German Remedies will market the product in the private sectors of India. In addition, German Remedies will distribute the product in Bangladesh upon registration. Both of these countries are suffering the most from the deadly visceral leishmaniasis.

Visceral leishmaniasis (Kalar-Azar, black fever) is one of the most problematic tropical infection diseases of our time in developing countries. The World Health Organization (WHO) estimates that more than 315,000 people are infected annually in India only. The mortality rate is still high.

Impavido(R) is the first oral drug against visceral leishmaniasis and has been proven to be highly effective and less toxic than current therapies (New England Journal of Medicine 2002 Vol.347, No.22, p.1739). Nowadays, antimonial therapies tend to fail because of resistance and severe side effects. Because the injectable therapies available require the hospitalization of patients, an oral drug is certainly an important avenue that can bring important savings in healthcare costs.

A Phase IV clinical trial has already been started and is sponsored by the Indian Council of Medical Research (ICMR). A Phase III clinical trial for the cutaneous leishmaniasis is ongoing and results are expected in the first half of this year. Because of its outstanding position, Impavido(R) has received worldwide attention, which is reflected in many recent international publications.

"We developed this product to help and cure the poorest of the world. Our aim is to make it available as quickly as possible to those who suffer from the disease. We are delighted to have German Remedies/Zydus Cadila, one of the major players in the Indian pharmaceutical market, as our partner for the marketing of Impavido(R)," said Prof.

Jurgen Engel, Chief Executive Officer at Zentaris, as well as AEterna's Executive Vice President, Global Research and Development and Chief Operating Officer.

"While representing an important milestone for our shareholders, the launch of this compound is an example of the magnitude and potential of our product pipeline and reflects the competency of our world class drug discovery and pharmaceutical development teams," concluded Gilles Gagnon, President and Chief Executive Officer at AEterna.

AEterna has an impressive portfolio of products in the market and in development. Impavido(R) is the third marketed product besides Cetrotide (Serono) and Lobaplatin (Hainan Tianwang, China). Six additional products are in clinical stages and four are in preclinical development.


ABOUT GERMAN REMEDIES LIMITED


German Remedies Limited, a member of the Zydus Cadila Group, is a public company since 1973 and is one of the leading Indian pharmaceutical companies with 1,700 employees. It manufactures pharmaceutical specialties in various therapeutic groups with major emphasis in the fields of female healthcare, gastroenterology, respiratory care, oncology and diagnostics. The company has state-of-the-art manufacturing plants and adheres to International Standards of Good Manufacturing Practices and Quality Management. Zydus Cadila is the 4th largest pharmaceutical group in India.


ABOUT AETERNA LABORATORIES INC.


AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from preclinical stage up to commercialization. AEterna has strategic worldwide partners such as Access Oncology, Ardana Bioscience, Baxter Healthcare S.A., Grupo Ferrer, Hainan Tianwang International Pharmaceutical, Mayne Group, Medac GmbH, Nippon Kayaku, Serono International S.A., Shionogi & Co., Ltd. and Solvay Pharmaceuticals B.V.

AEterna owns 100% of the biopharmaceutical company, Zentaris AG, based in Frankfurt, Germany.

AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemical and pharmaceutical industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.



                                   - 30 -



CANADA
Media Relations:                            Investor Relations:
Normand Tremblay                            Jacques Raymond
Tel.: (418) 652-8525 ext. 241               Tel.: (418) 652-8525 ext. 360
                                            Cell.: (514) 703-5654
Fax: (418) 577-7671                         Fax: (418) 577-7700
E-mail: normand.tremblay@aeterna.com        E-mail: jacques.raymond@aeterna.com


USA                                         EUROPE
The Investor Relations Group                Investor relations
Lisa Lindberg                               Matthias Seeber
Tel.: (212) 825-3210                        Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                         Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                  E-mail: matthias.seeber@zentaris.de

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          AETERNA LABORATORIES INC.


Date:  February 27, 2003                  By:  /s/Claude Vadboncoeur
------------------------                       ---------------------------------
                                               Claude Vadboncoeur
                                               Vice President, Legal Affairs and
                                               Corporate Secretary